Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,
	2014	2013	2012	2011	2010
Income before income taxes	$14,098	$23,087	$33,836	$26,695	$21,711
Additions:
Fixed charges	13,260	10,564	7,087	7,398	3,108
Total Earnings	$27,358	$33,651	$40,923	$34,093	$24,819

Fixed charges
Interest expense	$12,538	$9,950	$6,294	$6,659	$2,434
Preferred stock dividends	—	—	—	—	—
Capitalized interest	—	—	—	—	—
Estimate of interest portion of rental expenses	722	614	793	739	674
Total fixed charges	$13,260	$10,564	$7,087	$7,398	$3,108

Ratio of earnings to fixed charges	2.1	3.2	5.8	4.6	8.0

Ratio of earnings to combined fixed charges and preferred stock dividends	2.1	3.2	5.8	4.6	8.0